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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of February 2005

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]  Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ] No [X]

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Industrias Bachoco, S.A. de C.V.
                                                   (Registrant)

        Date: February 22, 2005           By  /s/ Daniel Salazar Ferrer, CFO
                                              ---------------------------------

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   BACHOCO EVALUATES BUSINESS POSSIBILITIES WITH AVIPRODUCTOS SANJOR, POULTRY
                           PRODUCER LOCATED IN YUCATAN

     CELAYA, Guanajuato, Mexico, Feb. 22 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. ("Bachoco"), (NYSE: IBA; BMV: Bachoco UBL) Mexico's leading producer and processor of poultry products, today announced that the Company is evaluating the possibility of beginning a business relationship with Aviproductos Sanjor S.A. de C.V.

     Aviproducts Sanjor S.A. de C.V. is a private poultry company located in the Peninsula of Yucatan, and has a production of approximately 300 thousand chickens per week and a capacity of 100 thousand table egg laying hens.

     The business opportunities that Bachoco is evaluating with Aviproductos Sanjor include many options; and the Company is considering the economic advantages of each and the legal standards to follow for every case with the authorities.

     Cristobal Mondragon, CEO of Industrias Bachoco stated: "We have identified possibilities to initiate an interesting business relationship with this company, due to its possibilities of production and exportation in the future. It will allow us to continue consolidating our leadership position in the country and reinforce our competitive advantage in a market which is getting more integrated on an international level."

     Company Description
     Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of Ps. 13,252.4 million for fiscal 2004 divided among the Company's four main product lines as follows: 78.82% chicken and chicken-related products, 6.62% balance feed, 10.66% table eggs, and 3.90% swine and other lines.

     Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

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     This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

SOURCE Industrias Bachoco, S.A. de C.V.
    -0-                            02/22/2005
    /CONTACT: Daniel Salazar Ferrer, CFO, or Maria Appendini Marino, IRO, +11-52-461-61-835-55, both of Industrias Bachoco; In New York,
Kevin Kirkeby, +1-646-284-9416, kkirkeby@hfgcg.com, or Lauren Puffer +1-646-284-9426, lpuffer@hfgcg.com, both for Industrias Bachoco/
    /Web site: http://www.bachoco.com.mx /